Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2027 FIRST QUARTER RESULTS

Gurugram, India and New York, August 3, 2026 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal first quarter ended June 30, 2026.

(in thousands)	For the three months ended June 30, 2025	For the three months ended June 30, 2026	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$268,846	$285,579	6.2%	16.1%
Air Ticketing	$60,125	$55,607	-7.5%	1.1%
Hotels and Packages	$141,648	$151,179	6.7%	16.7%
Bus Ticketing	$38,753	$44,933	15.9%	26.1%
Others	$28,320	$33,860	19.6%	31.5%
Results from Operating Activities	$40,361	$43,706	8.3%
Profit for the period	$25,805	$9,105	-64.7%
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$97,060	$98,547	1.5%	10.8%
Hotels and Packages	$121,881	$134,462	10.3%	21.3%
Bus Ticketing	$42,593	$51,836	21.7%	32.4%
Others	$21,495	$24,892	15.8%	27.2%
Adjusted Operating Profit(2)	$47,341	$51,396	8.6%
Adjusted Net Profit Before Tax(2)	$49,429	$52,167	5.5%
Adjusted EBITDA(2)	$51,633	$55,501	7.5%
Free Cash Flow(2)	$37,930	$19,920	-47.5%
Gross Bookings	$2,608,479	$2,854,678	9.4%	19.9%
Air Ticketing	$1,433,383	$1,542,340	7.6%	17.7%
Hotels and Packages	$687,712	$746,388	8.5%	19.6%
Bus Ticketing	$415,541	$501,938	20.8%	31.4%
Other Transport Services	$71,843	$64,012	-10.9%	-1.5%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Financial Highlights for Fiscal 2027 First Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 19.9% YoY in 1Q27 to $2,854.7 million.
•
Adjusted Margin(2) – Air Ticketing increased by 10.8% YoY in 1Q27 to $98.5 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 21.3% YoY in 1Q27 to $134.5 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 32.4% YoY in 1Q27 to $51.8 million.
•
Adjusted Margin(2) – Others increased by 27.2% YoY in 1Q27 to $24.9 million.
•
Adjusted Operating Profit(2) improved to $51.4 million in 1Q27 versus $47.3 million in 1Q26, reflecting an improvement of $4.1 million YoY.
•
Adjusted Net Profit Before Tax(2) improved to $52.2 million in 1Q27 versus $49.4 million in 1Q26, reflecting an improvement of $2.8 million YoY.

Reconciliation of revenue and Adjusted Margin in terms of reported and constant currency amount and growth

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount for the period indicated:

(Unaudited)	For the three months ended June 30, 2026
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
	(Amounts in USD thousands)
Reported Amount	55,607	151,179	44,933	33,860	285,579	98,547	134,462	51,836	24,892
Impact of Foreign Currency Translation	5,163	14,165	3,917	3,389	26,634	9,028	13,351	4,575	2,442
Constant Currency Amount	60,770	165,344	48,850	37,249	312,213	107,575	147,813	56,411	27,334

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth for the period indicated:

(Unaudited)	For the three months ended June 30, 2026
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-7.5%	6.7%	15.9%	19.6%	6.2%	1.5%	10.3%	21.7%	15.8%
Impact of Foreign Currency Translation	8.6%	10.0%	10.2%	11.9%	9.9%	9.3%	11.0%	10.7%	11.4%
Constant Currency Growth	1.1%	16.7%	26.1%	31.5%	16.1%	10.8%	21.3%	32.4%	27.2%

Fiscal 2027 First Quarter Financial Results

Our overall results and growth for the quarter ended June 30, 2026 were impacted by several factors. While the Group reports its financial results in U.S. Dollars (USD), the functional currency of its material subsidiaries is the Indian Rupee (INR). During the quarter ended June 30, 2026, the INR depreciated against the USD by more than 10% year-on-year compared to the quarter ended June 30, 2025, which had a significant impact on our reported revenues and year-on-year growth rates. On the demand side, international outbound travel from India remained subdued due to the ongoing West Asia conflict, affecting growth in our international travel business and our results for the quarter ended June 30, 2026. Nevertheless, strong seasonal demand and improved domestic travel activity during the current quarter partially mitigated this impact, enabling us to maintain resilient overall performance.

Revenue. We generated revenue of $285.6 million in the quarter ended June 30, 2026, an increase of 6.2% (16.1% in constant currency(1)) over revenue of $268.8 million in the quarter ended June 30, 2025.

This increase in revenue was primarily attributable to an increase of 6.7% (16.7% in constant currency) in revenue from our hotels and packages business, an increase of 15.9% (26.1% in constant currency) in revenue from our bus ticketing business, and an increase of 19.6% (31.5% in constant currency) in revenue from our others business, partially offset by a decrease of 7.5% in revenue from our air ticketing business (an increase of 1.1% in constant currency), each as further described below.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release.

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2025	2026	2025	2026	2025	2026	2025	2026
	(Amounts in USD thousands)
Revenue as per IFRS	60,125	55,607	141,648	151,179	38,753	44,933	28,320	33,860
Add: Customer inducement costs recorded as a reduction of revenue	36,935	42,940	47,415	55,955	3,840	6,903	880	1,035
Less: Service cost	—	—	67,182	72,672	—	—	7,705	10,003
Adjusted Margin(2)	97,060	98,547	121,881	134,462	42,593	51,836	21,495	24,892

Air Ticketing. Revenue from our air ticketing business decreased by 7.5% (an increase of 1.1% in constant currency) to $55.6 million for the quarter ended June 30, 2026 compared to $60.1 million for the quarter ended June 30, 2025. Our Adjusted Margin – Air ticketing increased by 1.5% (10.8% in constant currency) to $98.5 million in the quarter ended June 30, 2026, from $97.1 million in the quarter ended

June 30, 2025. Adjusted Margin – Air ticketing includes customer inducement costs of $42.9 million in the quarter ended June 30, 2026 and $36.9 million in the quarter ended June 30, 2025, recorded as a reduction of revenue. The increase in revenue (in constant currency) from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in Gross Bookings by 7.6% (17.7% in constant currency) in the quarter ended June 30, 2026 as compared to the quarter ended June 30, 2025. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of Gross Bookings) – Air ticketing decreased to 6.4% in the quarter ended June 30, 2026 as compared to 6.8% in the quarter ended June 30, 2025.

Hotels and Packages. Revenue from our hotels and packages business increased by 6.7% (16.7% in constant currency) to $151.2 million in the quarter ended June 30, 2026, from $141.6 million in the quarter ended June 30, 2025. Our Adjusted Margin – Hotels and packages increased by 10.3% (21.3% in constant currency) to $134.5 million in the quarter ended June 30, 2026 from $121.9 million in the quarter ended June 30, 2025. Adjusted Margin – Hotels and packages include customer inducement costs of $56.0 million in the quarter ended June 30, 2026 and $47.4 million in the quarter ended June 30, 2025, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in Gross Bookings by 8.5% (19.6% in constant currency), which was primarily driven by a 19.9% increase in the number of hotel-room nights in the quarter ended June 30, 2026 as compared to the quarter ended June 30, 2025. Our Adjusted Margin % – Hotels and packages increased marginally to 18.0% in the quarter ended June 30, 2026 as compared to 17.7% in the quarter ended June 30, 2025.

Bus Ticketing. Revenue from our bus ticketing business increased by 15.9% (26.1% in constant currency) to $44.9 million in the quarter ended June 30, 2026, from $38.8 million in the quarter ended June 30, 2025. Our Adjusted Margin – Bus ticketing increased by 21.7% (32.4% in constant currency) to $51.8 million in the quarter ended June 30, 2026 from $42.6 million in the quarter ended June 30, 2025. Adjusted Margin – Bus ticketing includes customer inducement costs of $6.9 million in the quarter ended June 30, 2026 and $3.8 million in the quarter ended June 30, 2025, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was primarily due to an increase in Gross Bookings by 20.8% (31.4% in constant currency) driven by a 23.9% increase in the number of bus tickets in the quarter ended June 30, 2026 as compared to the quarter ended June 30, 2025. Our Adjusted Margin % – Bus ticketing remained constant at 10.3% in the quarter ended June 30, 2026 as compared to 10.3% in the quarter ended June 30, 2025.

Others. Revenue from our others business increased by 19.6% (31.5% in constant currency) to $33.9 million in the quarter ended June 30, 2026, from $28.3 million in the quarter ended June 30, 2025. Our Adjusted Margin – Others increased by 15.8% (27.2% in constant currency) to $24.9 million in the quarter ended June 30, 2026 from $21.5 million in the quarter ended June 30, 2025. Adjusted Margin – Others includes customer inducement costs of $1.0 million in the quarter ended June 30, 2026 and $0.9 million in the quarter ended June 30, 2025, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily led by growth in our ancillary services.

Other Income. Other income was $0.3 million in the quarter ended June 30, 2026 and $1.5 million in the quarter ended June 30, 2025.

Service Cost. Service cost increased by 10.4% to $82.7 million in the quarter ended June 30, 2026 from $74.9 million in the quarter ended June 30, 2025, primarily due to robust travel demand, particularly for our packages and car booking businesses in India, in the quarter ended June 30, 2026 as compared to the quarter ended June 30, 2025.

Personnel Expenses. Personnel expenses decreased by 3.4% to $38.8 million in the quarter ended June 30, 2026 from $40.2 million in the quarter ended June 30, 2025, primarily due to the impact of foreign currency translation, particularly the depreciation of the Indian rupee against the U.S. dollar during the period, and a decrease in the share-based compensation costs in the quarter ended June 30, 2026 as compared to the quarter ended June 30, 2025. These decreases were partially offset by the annual wage increases effected in the quarter ended June 30, 2026.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 11.1% to $48.8 million in the quarter ended June 30, 2026 from $43.9 million in the quarter ended June 30, 2025, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $106.8 million in the quarter ended June 30, 2026 and $89.1 million in the quarter ended June 30, 2025. The details are as follows:

	For the three months ended June 30
	2025	2026
	(Amounts in USD thousands)
Marketing and sales promotion expenses	43,925	48,785
Customer inducement costs recorded as a reduction of revenue	89,070	106,833

Other Operating Expenses. Other operating expenses increased by 2.3% to $65.3 million in the quarter ended June 30, 2026 from $63.8 million in the quarter ended June 30, 2025, primarily due to an increase in operating expenses, including distribution costs, website hosting charges and payment gateway charges linked to an increase in bookings, which was partially offset by a decrease in outsourcing expenses in the quarter ended June 30, 2026 as compared to the quarter ended June 30, 2025.

Depreciation and Amortization. Our depreciation and amortization expenses were $6.5 million in the quarter ended June 30, 2026 and $7.2 million in the quarter ended June 30, 2025.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were $43.7 million in the quarter ended June 30, 2026 as compared to $40.4 million in the quarter ended June 30, 2025. Our Adjusted Operating Profit was $51.4 million in the quarter ended June 30, 2026 as compared to $47.3 million in the quarter ended June 30, 2025. For a description of the components and calculation of “Adjusted Operating Profit” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance costs were $28.3 million in the quarter ended June 30, 2026 as compared to $4.0 million in the quarter ended June 30, 2025, primarily due to an increase of $23.4 million in interest expense on financial liabilities measured at amortized cost related to our convertible senior notes due 2030.

Income Tax Expense. Our income tax expense was $6.3 million in the quarter ended June 30, 2026 as compared to $10.6 million in the quarter ended June 30, 2025, primarily due to reversal of deferred tax liabilities, partially offset by an increase in tax expense resulting from an increase in our taxable income in the quarter ended June 30, 2026.

Profit for the Period. As a result of the foregoing factors, our profit for the quarter ended June 30, 2026 was $9.1 million as compared to $25.8 million in the quarter ended June 30, 2025. Our Adjusted Net Profit Before Tax was $52.2 million in the quarter ended June 30, 2026, as compared to $49.4 million in the quarter ended June 30, 2025. Our Adjusted EBITDA was $55.5 million in the quarter ended June 30, 2026, as compared to $51.6 million in the quarter ended June 30, 2025. For a description of the components and calculation of “Adjusted Net Profit Before Tax” and “Adjusted EBITDA” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings per Share. As a result of the foregoing factors, diluted earnings per share was $0.09 for the quarter ended June 30, 2026 as compared to diluted earnings per share of $0.22 in the quarter ended June 30, 2025. Our Adjusted Diluted Earnings per Share was $0.53 in the quarter ended June 30, 2026 as compared to $0.42 in the quarter ended June 30, 2025. For a description of the components and calculation of “Adjusted Diluted Earnings per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at June 30, 2026, we had $370.7 million of cash and cash equivalents (including restricted cash and cash equivalents of $2.6 million) and $423.6 million in term deposits with various banks (including term deposits amounting to $9.6 million marked as a lien with the National Company Law Appellate Tribunal and pledged with banks for bank guarantees, against court orders and credit facilities). As at June 30, 2026, we had $0.8 million in bank overdrafts.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase program, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, is effective until March 31, 2030. Furthermore, the board of directors has authorized the Company to repurchase its convertible senior notes due 2028 (the “2028 Notes”) and its convertible senior notes due 2030 (the “2030 Notes”) from time to time until March 31, 2030. In each case, repurchases may be made using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with applicable securities laws and regulations. The Company may also, from time to time, enter into plans that are compliant with Rule 10b5- 1 of the U.S. Securities Exchange Act of 1934, as amended, to facilitate repurchases of its securities under the above-mentioned authorizations. The aggregate amount of ordinary shares, 2028 Notes and 2030 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $200.0 million, with a sub-limit of $100.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

Pursuant to the repurchase program, during the first quarter of fiscal 2027, we repurchased 200,000 ordinary shares for an aggregate price of $7.8 million. There were no repurchases of 2028 Notes and 2030 Notes during the first quarter of fiscal 2027. As at June 30, 2026, we had remaining authority to repurchase an aggregate of up to $95.8 million of our outstanding ordinary shares, 2028 Notes and 2030 Notes (with a sub-limit of $92.2 million for fiscal 2027).

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended June 30, 2026 beginning at 7:30 AM EDT or 5:00 PM IST on August 3, 2026 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following link https://makemytrip.zoom.us/webinar/register/WN_NJmJWELTQ82iBjrf-l8_Sg to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit”, “Adjusted Net Profit (Loss) Before Tax”, “Adjusted EBITDA”, “Adjusted Diluted Earnings per Share”, “Free Cash Flow” and constant currency results.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue, and deducting service costs primarily relating to sales to customers where we act as the principal, for the relevant segment. Adjusted Margin % represents Adjusted Margin as a percentage of Gross Bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. For our air ticketing (other than air tickets sold as part of a package), standalone hotel reservations, bus ticketing, rail ticketing and others businesses (excluding car bookings through our subsidiary, Savaari), we recognize revenue on a “net” basis (i.e., the amount billed to a traveler less the amount paid to a supplier), as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler. For our holiday packages (including air tickets, hotel room nights, car bookings, and tours and attractions sold as part of packages) and car bookings through our subsidiary, Savaari, we recognize revenue on a “gross” basis as we act as the principal and control the services before such services are transferred to the traveler.

Adjusted Operating Profit (Loss) (which is a non-IFRS measure) is most directly comparable to results from operating activities (which is an IFRS measure). Adjusted Net Profit (Loss) Before Tax and Adjusted EBITDA (each of which are non-IFRS measures) are most directly comparable to profit (loss) for the period (which is an IFRS measure). Adjusted Diluted Earnings (Loss) per Share (which is a non-IFRS measure) is most directly comparable to diluted earnings (loss) per share for the period (which is an IFRS measure). Free Cash Flow (which is a non-IFRS measure) is most directly comparable to net cash generated from operating activities (which is an IFRS measure).

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per Share and Free Cash Flow instead of results from operating activities, profit (loss) for the period, diluted earnings (loss) per share for the period and net cash generated from operating activities calculated in accordance with IFRS as issued by the IASB is that these non-IFRS financial measures exclude certain recurring costs. For example:

•
Adjusted EBITDA excludes charges such as depreciation, amortization and impairment, and share-based compensation costs;
•
Adjusted Net Profit (Loss) Before Tax excludes, among others, share-based compensation costs and acquisition related intangibles amortization; and
•
Free Cash Flow does not reflect the impact of equity or debt raises or repayment of debt or dividends paid.

Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA and Adjusted Diluted Earnings (Loss) per Share and Free Cash Flow. Because of varying available valuation methodologies and subjective assumptions that companies can use when applying IFRS 2 “Share-based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes that percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit, Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings per Share, Free Cash Flow, Adjusted Margin, Adjusted Margin % and constant currency results represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures that are most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) Before Tax, Adjusted EBITDA, Adjusted Diluted Earnings (Loss) per share and Free Cash Flow are results from operating activities, profit (loss) for the period, diluted earnings (loss) per share for the period and net cash generated from operating activities.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slowdown of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated July 27, 2026, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We are a leading travel service provider in India. Our travel technology platform enables transactions across a range of travel needs, empowering customers with seamless and integrated experiences.

Our comprehensive suite of travel products and services includes air tickets, hotels and alternative accommodations, holiday packages, bus tickets, rail tickets, car hire, tours and attractions and ancillary services. We serve a broad and diverse customer base, ranging from individuals to enterprises and small and medium-sized businesses. Our customers can discover, compare, plan, book and manage a wide range of travel products and services through our digital-first, omni-channel distribution platform. Our MakeMyTrip, Goibibo and redBus mobile applications are available on Android and iOS and our primary websites are www.makemytrip.com, www.goibibo.com and www.redbus.in.

We operate an asset-light marketplace model, connecting travelers with a broad network of suppliers, including airlines, hotels, accommodation providers and ground transport operators. In addition, we offer foreign exchange, prepaid forex cards, cross-border remittances, visa-processing and travel assurance services, and facilitate access to third-party travel credit and travel insurance products for travelers. Outside India, we have a growing presence in the United Arab Emirates, where we offer localized travel products and services such as air ticketing and hotels. In addition, redBus operates in certain countries in Southeast Asia and Latin America.

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2026	As at June 30, 2026
Assets
Property, plant and equipment	21,654	21,902
Intangible assets and goodwill	552,245	550,031
Trade and other receivables	9,182	9,345
Investment in equity-accounted investees	1,586	1,577
Other investments	12,756	12,971
Term deposits	17,704	18,052
Non-current tax assets, net	22,693	16,440
Deferred tax assets, net	70,503	62,861
Other non-current assets	75	138
Total non-current assets	708,398	693,317
Inventories	612	425
Contract assets	83	1,995
Trade and other receivables	163,011	186,986
Term deposits	340,297	405,527
Other current assets	117,654	124,530
Cash and cash equivalents	424,826	370,656
Total current assets	1,046,483	1,090,119
Total assets	1,754,881	1,783,436
Equity
Share capital	48	48
Share premium	2,714,138	2,716,492
Other components of equity	10,773	(788)
Accumulated deficit	(2,792,733)	(2,785,123)
Total equity attributable to owners of the Company	(67,774)	(69,371)
Non-controlling interests	9,313	10,066
Total equity	(58,461)	(59,305)
Liabilities
Loans and borrowings(#)	1,399,722	1,428,909
Employee benefits	16,477	16,709
Contract liabilities and related payables	147	166
Deferred tax liabilities, net	47,142	41,922
Other non-current liabilities	6,649	6,527
Total non-current liabilities	1,470,137	1,494,233
Bank overdraft	822	757
Loans and borrowings(#)	5,877	6,459
Trade and other payables	135,777	158,358
Contract liabilities and related payables	113,003	97,449
Other current liabilities	87,726	85,485
Total current liabilities	343,205	348,508
Total liabilities	1,813,342	1,842,741
Total equity and liabilities	1,754,881	1,783,436

# Loans and borrowings include lease liabilities amounting to $12.4 million as at June 30, 2026 (as at March 31, 2026: $11.8 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended June 30
	2025	2026
Revenue
Air ticketing	60,125	55,607
Hotels and packages	141,648	151,179
Bus ticketing	38,753	44,933
Other revenue	28,320	33,860
Total revenue	268,846	285,579
Other income	1,525	269
Service cost
Procurement cost of hotels and packages services	67,182	72,672
Other cost of providing services	7,705	10,003
Personnel expenses	40,220	38,848
Marketing and sales promotion expenses	43,925	48,785
Other operating expenses	63,811	65,309
Depreciation and amortization	7,167	6,525
Results from operating activities	40,361	43,706
Finance income	6,794	6,734
Finance costs	10,770	35,008
Net finance income (costs)	(3,976)	(28,274)
Share of profit (loss) of equity-accounted investees	(6)	4
Profit before tax	36,379	15,436
Income tax expense	(10,574)	(6,331)
Profit for the period	25,805	9,105
Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(2,368)	(6,764)
Other comprehensive income (loss) for the period, net of tax	(2,368)	(6,764)
Total comprehensive income (loss) for the period	23,437	2,341
Profit (loss) attributable to:
Owners of the Company	25,924	8,350
Non-controlling interests	(119)	755
Profit for the period	25,805	9,105
Total comprehensive income (loss) attributable to:
Owners of the Company	23,567	1,623
Non-controlling interests	(130)	718
Total comprehensive income (loss) for the period	23,437	2,341
Earnings per share (in USD)
Basic	0.23	0.09
Diluted	0.22	0.09
Weighted average number of shares (including Class B Shares)
Basic	115,111,656	96,868,152
Diluted	117,286,124	98,198,614

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Treasury Shares Reserve	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2026	48	2,714,138	272,172	(113,451)	191	129,429	(277,568)	(2,792,733)	(67,774)	9,313	(58,461)
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	—	8,350	8,350	755	9,105
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(6,727)	—	(6,727)	(37)	(6,764)
Total other comprehensive income (loss)	—	—	—	—	—	—	(6,727)	—	(6,727)	(37)	(6,764)
Total comprehensive income (loss) for the period	—	—	—	—	—	—	(6,727)	8,350	1,623	718	2,341
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	—	5,235	—	—	5,235	35	5,270
Issue of ordinary shares on exercise of share based awards	*	2,354	—	—	—	(2,354)	—	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(39)	—	39	—	—	—
Treasury shares acquired	—	—	—	(7,778)	—	—	—	—	(7,778)	—	(7,778)
Total contributions by owners	—	2,354	—	(7,778)	—	2,842	—	39	(2,543)	35	(2,508)
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	—	102	(779)	(677)	—	(677)
Total changes in ownership interests	—	—	—	—	—	—	102	(779)	(677)	—	(677)
Total transactions with owners of the Company	—	2,354	—	(7,778)	—	2,842	102	(740)	(3,220)	35	(3,185)
Balance as at June 30, 2026	48	2,716,492	272,172	(121,229)	191	132,271	(284,193)	(2,785,123)	(69,371)	10,066	(59,305)

*less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	2025	2026
Profit for the period	25,805	9,105
Adjustments for non-cash items	25,785	46,249
Changes in working capital	(9,747)	(28,645)
Net cash generated from operating activities	41,843	26,709
Net cash used in investing activities	(60,691)	(67,342)
Net cash used in financing activities	(2,251)	(10,157)
Decrease in cash and cash equivalents	(21,099)	(50,790)
Cash and cash equivalents (net of bank overdraft) at beginning of the period	508,362	424,004
Effect of exchange rate fluctuations on cash held	(1,354)	(3,315)
Cash and cash equivalents (net of bank overdraft) at end of the period	485,909	369,899

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026
Revenue from external customers	60,125	55,607	141,648	151,179	38,753	44,933	28,320	33,860	268,846	285,579
Add: Customer inducement costs recorded as a reduction of revenue*	36,935	42,940	47,415	55,955	3,840	6,903	880	1,035	89,070	106,833
Less: Service cost	—	—	67,182	72,672	—	—	7,705	10,003	74,887	82,675
Adjusted Margin	97,060	98,547	121,881	134,462	42,593	51,836	21,495	24,892	283,029	309,737
Other income									1,525	269
Personnel expenses									(40,220)	(38,848)
Marketing and sales promotion expenses									(43,925)	(48,785)
Customer inducement costs recorded as a reduction of revenue*									(89,070)	(106,833)
Other operating expenses									(63,811)	(65,309)
Depreciation and amortization									(7,167)	(6,525)
Finance income									6,794	6,734
Finance costs									(10,770)	(35,008)
Share of (loss) profit of equity-accounted investees									(6)	4
Profit before tax									36,379	15,436

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue, and deducting service costs primarily relating to sales to customers where we act as the principal, for the relevant segment.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2025	2026	2025	2026	2025	2026	2025	2026
Revenue as per IFRS	60,125	55,607	141,648	151,179	38,753	44,933	28,320	33,860
Add: Customer inducement costs recorded as a reduction of revenue	36,935	42,940	47,415	55,955	3,840	6,903	880	1,035
Less: Service cost	—	—	67,182	72,672	—	—	7,705	10,003
Adjusted Margin(2)	97,060	98,547	121,881	134,462	42,593	51,836	21,495	24,892

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit	For the three months ended June 30
(Unaudited)	2025	2026
Results from operating activities as per IFRS	40,361	43,706
Add: Acquisition related intangibles amortization	2,875	2,420
Add: Employee share-based compensation costs	5,466	5,270
Less: Gain on discontinuation of equity accounted investment	(1,361)	—
Adjusted Operating Profit	47,341	51,396

The following table reconciles our profit for the period (an IFRS measure) to Adjusted Net Profit Before Tax (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit Before Tax	For the three months ended June 30
(Unaudited)	2025	2026
Profit for the period as per IFRS	25,805	9,105
Add: Acquisition related intangibles amortization	2,875	2,420
Add: Employee share-based compensation costs	5,466	5,270
Less: Gain on discontinuation of equity accounted investment	(1,361)	—
Add (Less): Change in fair value of financial asset measured at FVTPL	—	(174)
Add: Interest expense on financial liabilities measured at amortized cost	6,064	29,219
Add: Income tax expense	10,574	6,331
Add (Less): Share of (profit) loss of equity-accounted investees	6	(4)
Adjusted Net Profit Before Tax	49,429	52,167

The following table reconciles our profit for the period (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA	For the three months ended June 30
(Unaudited)	2025	2026
Profit for the period as per IFRS	25,805	9,105
Add: Income tax expense	10,574	6,331
Add (Less): Share of (profit) loss of equity-accounted investees	6	(4)
Add: Finance costs	10,770	35,008
Less: Finance income	(6,794)	(6,734)
Add: Depreciation and amortization	7,167	6,525
Add: Employee share-based compensation costs	5,466	5,270
Less: Gain on discontinuation of equity accounted investment	(1,361)	-
Adjusted EBITDA	51,633	55,501

The following table reconciles our diluted earnings per share for the period (an IFRS measure) to Adjusted Diluted Earnings per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings per Share	For the three months ended June 30
(Unaudited)	2025	2026
Diluted Earnings per Share for the period as per IFRS	0.22	0.09
Add: Acquisition related intangibles amortization	0.02	0.02
Add: Employee share-based compensation costs	0.05	0.05
Less: Gain on discontinuation of equity accounted investment	(0.01)	—
Add (Less): Change in fair value of financial asset measured at FVTPL	—	*
Add: Interest expense on financial liabilities measured at amortized cost	0.05	0.31
Add: Income tax expense	0.09	0.06
Add (Less): Share of (profit) loss of equity-accounted investees	*	*
Adjusted Diluted Earnings per Share	0.42	0.53

* Less than $0.01.

The following table reconciles our net cash generated from operating activities (an IFRS measure) to Free Cash Flow (a non-IFRS measure) for the periods indicated:

Reconciliation of Free Cash Flow	For the three months ended June 30
(Unaudited)	2025	2026
Net cash generated from operating activities	41,843	26,709
Less: Acquisition of property, plant and equipment	(1,606)	(480)
Less: Acquisition of intangible assets	(2,307)	(6,309)
Free Cash Flow	37,930	19,920

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended June 30
	2025	2026
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	14,479	14,185
Hotels and Packages – Room nights(2)	10,657	12,773
Standalone Hotels – Room nights(2)	10,387	12,481
Bus Ticketing – Bus tickets(3)	35,205	43,629

Adjusted Margin
Air Ticketing(4)	$97,060	$98,547
Hotels and Packages	121,881	134,462
Bus Ticketing	42,593	51,836
Others	21,495	24,892

Gross Bookings
Air Ticketing(4)	$1,433,383	$1,542,340
Hotels and Packages	687,712	746,388
Bus Ticketing	415,541	501,938
Other Transport Services	71,843	64,012
	$2,608,479	$2,854,678

Adjusted Margin %
Air Ticketing(4)	6.8%	6.4%
Hotels and Packages	17.7%	18.0%
Bus Ticketing	10.3%	10.3%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
“Hotels and Packages – Room nights” refers to the number of room nights booked on a standalone basis and as part of a package that includes elements of travel and accommodation services booked through our online and offline channels.

“Standalone Hotels – Room nights” refers to the number of room nights booked through our online and offline channels on a standalone basis (excluding room nights booked as part of a package that includes elements of travel and accommodation services).

“Room nights” refers to the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms, and is presented net of cancellations.

(3)
“Bus tickets” means tickets issued to customers for bus journeys, and is reported net of cancellations.
(4)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.